UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

IVIVI TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

46589F108
(CUSIP Number)

Steven M. Gluckstern c/o Ivivi Technologies, Inc. 135 Chestnut Ridge Road Montvale, NJ 07645 (201) 476-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46589F108	Page 2 of 9 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON: Steven M. Gluckstern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒(*)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 2,176,431(**) SHARED VOTING POWER: 5,747,083(***) SOLE DISPOSITIVE POWER: 2,176,431(**) SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,923,514(*)(**)(***)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.5% (*)(**)(***)
14	TYPE OF REPORTING PERSON: IN

-------------------------

(*)         As a result of the Asset Purchase Agreement (as defined in Item 4 below) and the Voting Agreement (as defined in Item 4 below), Mr. Gluckstern may be deemed to have formed a “group” on September 24, 2009 with the other Participating Shareholders (as defined in Item 4 below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. For multiple reasons, including contingencies included in the Asset Purchase Agreement and the Voting Agreement, Mr. Gluckstern expressly disclaims membership in a “group” with the Participating Shareholders, or any other person, with regard to the Company’s shares of common stock

CUSIP No. 46589F108	Page 3 of 9 Pages

SCHEDULE 13D/A

beneficially owned by each of the Participating Shareholders. Mr. Gluckstern also expressly disclaims beneficial ownership of the shares of common stock beneficially owned by each of the Participating Shareholders.

(**)        Based on 11,241,033 shares of common stock, no par value, of Ivivi Technologies, Inc. (the “Company”) issued and outstanding as of September 13, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2009. As of September 24, 2009, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern (“Ajax”); (ii) 1,124,103 restricted shares of common stock issued pursuant to the Company’s 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.

(***)     Representing shared voting power with respect to (i) 3,250,000 shares of common stock held by ADM Tronics Unlimited, Inc., (ii) 853,793 shares of common stock held by Andre’ A. DiMino (including 666,918 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5 (as defined below), which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised), (iii) 803,124 shares of common stock held by David Saloff (including 405,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5, which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised), (iv) 227,500 shares of common stock held by Arthur Pilla, Ph.D., (v) 132,000 shares of common stock held by Berish Strauch, M.D., (vi) 206,563 shares of common stock held by Sean Hagberg, Ph.D. (including 105,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5, which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised), (vii) 176,063 shares of common stock held by Ed Hammel (including 72,500 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5, which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised) and (viii) 98,040 shares of common stock held by Kenneth S. Abramowitz & Co. (including 49,020 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days of the date of this Amendment No. 5, which warrant is deep out-of-the-money and, given the current trading share price and the Company’s financial condition, is highly unlikely to be exercised). All such shares of common stock (including the shares of common stock issuable upon exercise of any options and warrants) are subject to the Voting Agreement, pursuant to which Mr. Gluckstern has the right to vote such shares of common stock as described in Item 6 below. Mr. Gluckstern expressly disclaims beneficial ownership of such shares of common stock beneficially owned by each of the Participating Shareholders.

CUSIP No. 46589F108	Page 4 of 9 Pages

SCHEDULE 13D/A

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the SEC by Steven M. Gluckstern on October 24, 2006, as amended by: the Schedule 13D Amendment No. 1 filed by Mr. Gluckstern with the SEC on May 15, 2008, the Schedule 13D Amendment No. 2 filed by Mr. Gluckstern with the SEC on April 2, 2009, the Schedule 13D Amendment No. 3 filed by Mr. Gluckstern with the SEC on April 15, 2009 and the Schedule 13D Amendment No. 4 filed by Mr. Gluckstern with the SEC on August 20, 2009. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

ITEM 4.    Purpose of Transaction.

The response to Item 4 is supplemented by adding the following:

On September 24, 2009, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Ivivi Technologies, LLC (the “Buyer”) and Ajax, entities associated with Mr. Gluckstern. Pursuant to the terms of the Asset Purchase Agreement, at the closing, the Company will sell substantially all of the assets of the Company to the Buyer, other than cash and certain other excluded assets set forth in the Asset Purchase Agreement, and the Buyer will assume certain specified ordinary course liabilities of the Company as set forth in the Asset Purchase Agreement. The aggregate purchase price to be paid to the Company under the terms of the Asset Purchase Agreement will equal the sum of (i) the amount necessary to pay in full the principal, and accrued interest, as of closing, under the Company’s loan with Emigrant Capital Corp. plus (ii) $475,000; provided, however, that the sum of the amounts specified in clauses (i) and (ii) shall not be in excess of $3.15 million. The closing of the transactions contemplated by the Asset Purchase Agreement is subject to certain customary conditions, including the approval by the Company’s shareholders of the transactions contemplated by the Asset Purchase Agreement.

Under the terms of the Asset Purchase Agreement, the Company and its investment banker, will continue to have the right to solicit other proposals regarding the sale of the Company’s assets and equity until receipt of the approval by the Company’s shareholders of the transactions contemplated by the Asset Purchase Agreement. Prior to the receipt of approval by the Company’s shareholders of the transactions contemplated by the Asset Purchase Agreement, the Company may terminate the Asset Purchase Agreement under specified circumstances in order to enter into a definitive agreement implementing a Superior Proposal (as defined in the Asset Purchase Agreement). If the Company terminates the Asset Purchase Agreement to enter into a Superior Proposal, the Company is required to pay the Buyer a termination fee equal to $90,000.

Under the terms of the Asset Purchase Agreement, the Company agreed, upon the closing of the transactions contemplated by the Asset Purchase Agreement, (A) to take all necessary actions to change its name, (B) that it or any of its affiliates will cease to make any use of (i) its name, (ii) any similar names indicating affiliation with the Buyer, any of its affiliates, the business of the Company or the business or activity engaged

CUSIP No. 46589F108	Page 5 of 9 Pages

SCHEDULE 13D/A

in by the Buyer or any of its affiliates, (iii) any identifying symbols, logos, emblems, signs or insignia related to the Company’s name or containing or comprising the foregoing, or (iv) any name or mark confusingly similar thereto.

Simultaneously with the signing of the Asset Purchase Agreement, the Buyer, the Company and each of ADM Tronics Unlimited, Inc., Andre’ A. DiMino, David Saloff, Arthur Pilla, Ph.D., Berish Strauch, M.D., Sean Hagberg, Ph.D., Ed Hammel and Kenneth S. Abramowitz & Co. (each, a “Participating Shareholder” and collectively, the “Participating Shareholders”), who have the power to vote approximately 39.5% (and together with the Company’s shares of common stock held or controlled by Mr. Gluckstern, approximately 51.3%) of the Company’s issued and outstanding shares of common stock, have entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Participating Shareholders agreed to vote all of their shares of common stock in favor of the transactions contemplated by the Asset Purchase Agreement. In the event that the Company terminates the Asset Purchase Agreement in connection with a Superior Proposal, the Voting Agreement will also terminate. For a more detailed description of the Voting Agreement, see Item 6 below.

The descriptions of the Asset Purchase Agreement and the Voting Agreement in this Amendment No. 5 are qualified in their entirety by reference to the full text of the Asset Purchase Agreement and the Voting Agreement, respectively, which are attached as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 5 pursuant to Item 7 hereof.

ITEM 5.     Interest in Securities of the Issuer.

The response to Item 5 is supplemented by adding the following:

Based upon the information set forth in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on September 21, 2009, there were 11,241,033 shares of common stock issued and outstanding as of September 13, 2009. As of September 24, 2009, Mr. Gluckstern has:

(i)        the sole power to vote or to direct the vote of 2,176,431(**) shares of common stock,

(ii)       the shared power to vote or to direct the vote of 5,747,083(***) shares of common stock,

(iii)      the sole power to dispose or to direct the disposition of 2,176,431(**) shares of common stock, and

(iv)      the shared power to dispose or to direct the disposition of 0 shares of common stock.

Mr. Gluckstern may be deemed to beneficially own 7,923,514(*)(**)(***) shares, or 70.5% (which includes (i) 2,154,685 shares of common stock issuable upon exercise of options and a warrant that are exercisable within 60 days of the date of this Amendment No. 5, which options and warrant are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised and (ii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of

CUSIP No. 46589F108	Page 6 of 9 Pages

SCHEDULE 13D/A

up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted to Mr. Gluckstern by certain shareholders of the Company pursuant to a share purchase right agreement), of the 11,241,033 shares of common stock of the Company issued and outstanding as of September 13, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on September 21, 2009.

(*)         As a result of the Asset Purchase Agreement and the Voting Agreement, Mr. Gluckstern may be deemed to have formed a “group” on September 24, 2009 with the other Participating Shareholders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. For multiple reasons, including contingencies included in the Asset Purchase Agreement and the Voting Agreement, Mr. Gluckstern expressly disclaims membership in a “group” with the Participating Shareholders, or any other person, with regard to the Company’s shares of common stock beneficially owned by each of the Participating Shareholders. Mr. Gluckstern also expressly disclaims beneficial ownership of the shares of common stock beneficially owned by each of the Participating Shareholders.

(**)       As of September 24, 2009, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax; (ii) 1,124,103 restricted shares of common stock issued pursuant to the Company’s 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.

(***)     Representing shared voting power with respect to (i) 3,250,000 shares of common stock held by ADM Tronics Unlimited, Inc., (ii) 853,793 shares of common stock held by Andre’ A. DiMino (including 666,918 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5, which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised), (iii) 803,124 shares of common stock held by David Saloff (including 405,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5, which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised), (iv) 227,500 shares of common stock held by Arthur Pilla, Ph.D., (v) 132,000 shares of common stock held by Berish Strauch, M.D., (vi) 206,563 shares of common stock held by Sean Hagberg, Ph.D. (including 105,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5, which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised), (vii) 176,063 shares of common stock held by Ed Hammel (including 72,500 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment No. 5, which options are deep out-of-the-money and, given the current trading share price and the Company’s financial condition, are highly unlikely to be exercised) and (viii) 98,040 shares of common stock held by Kenneth S. Abramowitz & Co. (including 49,020 shares of common

CUSIP No. 46589F108	Page 7 of 9 Pages

SCHEDULE 13D/A

stock issuable upon exercise of a warrant that is exercisable within 60 days of the date of this Amendment No. 5, which warrant is deep out-of-the-money and, given the current trading share price and the Company’s financial condition, is highly unlikely to be exercised). All such shares of common stock (including the shares of common stock issuable upon exercise of any options and warrants) are subject to the Voting Agreement, pursuant to which Mr. Gluckstern has the right to vote such shares of common stock as described in Item 6 below. Mr. Gluckstern expressly disclaims beneficial ownership of such shares of common stock beneficially owned by each of the Participating Shareholders.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 is supplemented by adding the following:

Simultaneously with the signing of the Asset Purchase Agreement, the Buyer, the Company and the Participating Shareholders have entered into the Voting Agreement, as referred to in Item 4 above. Pursuant to the terms of the Voting Agreement, the Participating Shareholders agreed to vote all of their Subject Shares (as defined in the Voting Agreement) (i) in favor of the approval of the Asset Purchase Agreement, the Transaction (as defined in the Voting Agreement) and the other transactions contemplated by the Asset Purchase Agreement, (ii) against the approval of any matter or proposal submitted to the shareholders of the Company for approval, if approval of such matter or proposal would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Asset Purchase Agreement, and (iii) against (A) any merger or other business combination involving the Company, (B) a sale or transfer of a material amount of assets or capital stock of the Company (other than the Transaction) or (C) any action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Transaction and the other transactions contemplated by the Asset Purchase Agreement. To secure the performance of the Participating Shareholders’ obligations under the Voting Agreement, each Participating Shareholder irrevocably granted a proxy appointing Mr. Gluckstern as such Participating Shareholder’s attorney-in-fact and proxy to vote such Participating Shareholder’s Subject Shares in accordance with the terms of the Voting Agreement until the earlier of (i) the termination of the Asset Purchase Agreement in accordance with its terms or (ii) the closing of the transactions contemplated by the Asset Purchase Agreement.

The Subject Shares held by certain Participating Shareholders (the “Contingent Shareholders”) are also subject to an Existing Voting Agreement (as defined in the Voting Agreement), pursuant to which Andre’ A. DiMino has the right to exercise or direct the vote of the Subject Shares owned by the Contingent Shareholders until the expiration of the Existing Voting Agreement. Pursuant to the terms of the Voting Agreement, if the Company’s shareholders meeting occurs prior to the expiration of the Existing Voting Agreement, the proxy granted by Mr. DiMino appointing Mr. Gluckstern as Mr. DiMino’s attorney-in-fact and proxy includes all the Subject Shares owned by the Contingent Shareholders. If the Company’s shareholders meeting occurs after the

CUSIP No. 46589F108	Page 8 of 9 Pages

SCHEDULE 13D/A

expiration of the Existing Voting Agreement, the Contingent Shareholders will become subject to the Voting Agreement and the Subject Shares owned by them will continue to be governed by the Voting Agreement and be voted by Mr. Gluckstern as described above.

A copy of each of the Asset Purchase Agreement and the Voting Agreement is filed herewith as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 5 pursuant to Item 7 hereof.

The descriptions of the Asset Purchase Agreement and the Voting Agreement in this Amendment No. 5 are qualified in their entirety by reference to the full text of the Asset Purchase Agreement and the Voting Agreement, respectively, which are attached as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 5 pursuant to Item 7 hereof.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1 -- Asset Purchase Agreement dated September 24, 2009.
Exhibit 2 -- Voting Agreement dated September 24, 2009.

CUSIP 46589F108	Page 9 of 9 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2009

/s/ Steven M. Gluckstern
Steven M. Gluckstern